UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Mongolian Mining Corporation

(Issuer for the Perpetual Securities and Guarantor for the Guaranteed Senior Notes Due 2022)

Energy Resources LLC

(Issuer for the Guaranteed Senior Notes Due 2022)

Energy Resources Corporation LLC

Energy Resources Rail LLC

Enrestechnology LLC

Gobi Road LLC

Mongolian Coal Corporation Limited

Mongolian Coal Corporation S.à r.l.

Tavan Tolgoi Airport LLC

Ukhaa Khudag Water Supply LLC

United Power LLC

(Subsidiary Guarantors for the Guaranteed Senior Notes Due 2022)

(Name of Applicants)

All Applicants except for Mongolian Mining Company

c/o Energy Resources LLC,
Central Tower, 16/F,
Sukhbaatar district-8
Ulaanbaatar, 210620a, Mongolia

(Address of principal executive offices)

Mongolian Mining Company

 PwC Corporate Finance & Recovery (Cayman) Limited

P.O. Box 258, 18 Forum Lane

Camana Bay, Grand Cayman KY1-1104, Cayman Islands

(Address of principal executive offices)

Securities to be Issued under the Indentures to be Qualified

Title of Class	Amount
Perpetual Securities (the “New Perpetual Notes”)	Aggregate principal amount of $194,999,827

Guaranteed Senior Notes Due 2022 (the “New Notes”)	Aggregate principal amount of $412,465,892

Approximate date of proposed public offering:

On the Restructuring Effective Date as referred to herein

Name and registered address of agent for service:	With a copy to:

Law Debenture Corporate Services Inc. 7801 2nd Avenue, Suite 403 New York, NY 10017	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong

The Applicants (as defined herein) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29041) originally filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2017 (the “Initial Application”), as amended by the Form T-3/A filed with the SEC on March 31, 2017 (together with the Initial Application, the “Amended Application”) is being filed to (1) update the address of principal executive offices for all applicants except for Mongolian Mining Company; (2) amend the aggregate principal amounts of the New Perpetual Notes and the New Notes; (3) file Exhibit 25.1 Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified; and (4) file Exhibit 25.2 Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified.

This Amendment is not intended to amend or delete any other part of the Amended Application. All other information in the Amended Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings ascribed to them in the Amended Application.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 7, consecutively.
(b)	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified (included as Exhibit 25.2 hereto).

(d)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of each trustee:

Exhibit T3A.1*	Amended and Restated Memorandum of Association of Mongolian Mining Corporation
Exhibit T3A.2*	Charter of Energy Resources LLC
Exhibit T3A.3*	Charter of Energy Resources Corporation LLC
Exhibit T3A.4*	Charter of Energy Resources Rail LLC
Exhibit T3A.5*	Charter of Enrestechnology LLC
Exhibit T3A.6*	Charter of Gobi Road LLC
Exhibit T3A.7*	Memorandum of Association of Mongolian Coal Corporation Limited
Exhibit T3A.8*	Coordinated Statutes of Mongolian Coal Corporation S.à r.l.
Exhibit T3A.9*	Charter of Tavan Tolgoi Airport LLC
Exhibit T3A.10*	Charter of Ukhaa Khudag Water Supply LLC
Exhibit T3A.11*	Charter of United Power LLC

Exhibit T3B.1*	Amended and Restated Articles of Association of Mongolian Mining Corporation
Exhibit T3B.2*	See Exhibit T3A.2
Exhibit T3B.3*	See Exhibit T3A.3
Exhibit T3B.4*	See Exhibit T3A.4
Exhibit T3B.5*	See Exhibit T3A.5
Exhibit T3B.6*	See Exhibit T3A.6
Exhibit T3B.7*	Articles of Association of Mongolian Coal Corporation Limited
Exhibit T3B.8*	See Exhibit T3A.8
Exhibit T3B.9*	See Exhibit T3A.9
Exhibit T3B.10*	See Exhibit T3A.10

Exhibit T3B.11*	See Exhibit T3A.11
Exhibit T3C.1**	Form of Indenture related to the New Notes
Exhibit T3C.2*	Form of Indenture related to the New Perpetual Notes
Exhibit T3C.3*	Form of Intercreditor Agreement
Exhibit T3D.1****	Order by the Grand Court of the Cayman Islands sanctioning, among other things, the Cayman Scheme
Exhibit T3D.2****	Order by the High Court of Hong Kong sanctioning, among other things, the Hong Kong Scheme
Exhibit T3E.1*	Explanatory Statement in relation to the Cayman Scheme and the Hong Kong Scheme
Exhibit T3E.2*	Hong Kong Scheme of Arrangement
Exhibit T3E.3*	Cayman Scheme of Arrangement
Exhibit T3F*	Trust Indenture Act Cross Reference Sheet (included in Exhibits T3C.1 - T3C.2)
Exhibit T3G*	Group structure chart showing direct and indirect subsidiaries of the Applicants
Exhibit 25.1***	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified
Exhibit 25.2***	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified

*	Filed previously with the Initial Application on March 21, 2017.
**	Filed previously with the T.3/A No.1 on March 31, 2017.
***	Filed herewith.
****	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mongolian Mining Corporation, a company with limited liability organized and existing under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Camana Bay, Grand Cayman, Cayman Islands on the 21st day of April, 2017.

(SEAL)		Mongolian Mining Corporation

Attest:	/s/ Ben Henshilwood	By:	/s/ Simon Conway
	Ben Henshilwood		Name: Simon Conway
Title: Joint Provisional Liquidator of Mongolian Mining Corporation (in provisional liquidation) as agent and without personal liability

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies with limited liability or private limited liability companies , as applicable, each organized and existing under the laws of Mongolia, Luxembourg or Hong Kong, as applicable, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Ulaanbaatar, Mongolia, on the 21st day of April, 2017.

(SEAL)		Energy Resources LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Energy Resources Corporation LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Energy Resources Rail LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Oyunbat Lkagvatsend
	Uurtsaikh Dorjgotov		Name: Oyunbat Lkhagvatsend
Title: Chief Executive Officer

(SEAL)		Enrestechnology LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		Gobi Road LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Oyunbat Lkagvatsend
	Uurtsaikh Dorjgotov		Name: Oyunbat Lkagvatsend
Title: Chief Executive Officer

(SEAL)		Mongolian Coal Corporation Limited

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Director

(SEAL)		Mongolian Coal Corporation S.à r.l.

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Category A Manager

(SEAL)		Tavan Tolgoi Airport LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		Ukhaa Khudag Water Supply LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		United Power LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer